SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated January 31, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, January 31, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Investment Plan’s approval for the 2018-2020 triennium. Withdrawal of the 'Reserve for Future Cash Dividends’ and dividend distribution. Distribution of interim dividends.

I am writing to you as Chairman of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you of the following:

1)	In its meeting held on January 31, 2018, the Board of Directors of Telecom Argentina approved a Three-year investment Plan (2018-2020) for an amount of U$S 5,000,000,000 (five billion US dollars) (equivalent to approximately $100,000,000,000 –one hundred billion Pesos- converted by the exchange rate of today), which will be used to increase the telephone and mobile internet radiobases, extend the NGN (Next Generation Networks) networks, and expand and improve the connectivity infrastructure in order to be able to provide multiplay services, in the framework of convergence.
2)	Moreover, the Company’s Ordinary General Shareholders’ Meeting held on January 31, 2018, ‘approved the delegation of powers to the Company’s Board of Directors for ordering the total or partial withdrawal of the ‘Reserve for Future Cash Dividends’ and the distribution of the withdrawn funds as cash dividends, in one or more installments and in the amounts and dates determined by the Board of Directors, these delegated powers being able to be exercised until the occurrence of the next Ordinary Annual Shareholders’ Meeting’.

In exercise of these delegated powers, the Company’s Board of Directors in its meeting held today, resolved to withdraw the amount of $9,729,418,019 from the ‘Reserve for Future Cash Dividends’ of Telecom Argentina as of December 31, 2017 and to distribute that amount withdrawn as cash dividends, which will be made available in two installments according to the following: a) the amount of $2,863,000,000, on February 15, 2018 b) the outstanding amount, which is the amount of $6,866,418,019, on April 30, 2018, the Board of Directors being able to anticipate such payment if it deems appropriate in the future.

The aforementioned amount represents 451.7561% of the outstanding capital ($2,153,688,011) and of the nominal value of its representative shares.

3)	Additionally, the Board of Directors of Telecom Argentina approved today the distribution of interim cash dividends, for an amount of $10,144,000,000, in accordance with section 224, paragraph 2 of the General Corporate Law N° 19,550, these being subject to ratification from the Ordinary Shareholders’ Meeting that considers the documentation for the fiscal year ended December 31, 2017.

The aforementioned amount corresponds to the sum of the net income (liquid and realized) for the period between January 1, 2017 and September 30, 2017, which arises from the Special Individual Financial Statements of Telecom Argentina as of the latter date ($5,641,000,000) and from the Special Individual Financial Statements of Cablevisión S.A. (a company absorbed by merger by Telecom Argentina) as of that same date ($4,503,000,000). These amounts represent 261.9228% and 209.0832% of the outstanding capital ($2,153,688,011) and of the nominal value of its representative shares, respectively. The mentioned dividends will be made available to shareholders on February 15, 2018.

4)	The four classes of shares outstanding (Class A, B, C and D) are entitled to receive the dividends detailed in items 2) and 3). Dividends will not be paid nor reserved for treasury shares that remain in the portfolio.

Sincerely,

Telecom Argentina S.A
.
/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	January 31, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations